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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

            NOTIFICATION OF LATE FILING                   SEC File Number:
                                                          0-27996

                                                          CUSIP Number:
                                                          071326-10-2
(Check one:)
[_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q   [_] Form N-SAR

            For Period Ended:   September 30, 2001

            [   ] Transition Report on Form 10-K
            [   ] Transition Report on Form 20-F
            [   ] Transition Report on Form 11-K
            [   ] Transition Report on Form 10-Q
            [   ] Transition Report on Form N-SAR
            For the transition period ended:   Not applicable
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            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:   Not applicable
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PART I--REGISTRANT INFORMATION

                         Wireless Xcessories Group, Inc.
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                             Full Name of Registrant

                            Batteries Batteries, Inc.
                            -------------------------
                            Former Name if Applicable

                              1840 County Line Road
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            Address of Principal Executive Office (Street and Number)

                           Huntingdon Valley, PA 19006
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                            City, State and Zip Code
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PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

            This extension is required due to difficulty experienced by the Company in obtaining certain financial statement information and to delays in processing changes to the Form 10-Q necessitated by such information.

PART IV--OTHER INFORMATION

            (l) Name and telephone number of person to contact in regard to this notification

                Justin P. Klein                  215             864-8606
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                   (Name)                   (Area code)     (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

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                                                  [X]  Yes    [_]  No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X]  Yes    [_]  No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.























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


                         Wireless Xcessories Group, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 15, 2001                 By: /s/ Ronald E. Badke
      --------------------                  ------------------------------------
                                            Ronald E. Badke
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).















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

Wireless Xcessories Group, Inc. - Form 10-Q for the period ended September 30,
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2001
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Part IV (3) Explanation:

Net sales decreased by $6.2 million or 28.5%, from $21.8 million in 2000 to $15.6 million in 2001. Sales were negatively effected by sluggish market demand for new cellular phones and its resultant effect on after market accessory sales, coupled with a continuing industry trend toward significantly lower pricing per accessory unit sold. These market factors, along with the loss of two major customers (one of which filed chapter 7 bankruptcy in late 2000), more than offset Company efforts to replace the lost volume and expand its customer base through aggressive selling and marketing strategies, which takes time to build up.

Gross profit decreased by $4.1 million from $10.8 million in 2000 to $6.7 million in 2001 and gross profit as a percentage of sales decreased from 49.6% to 43.1%. The decline in gross margin percentage was due to changes in customer and product mix, price reductions and markdowns to improve turns on slower moving inventory and to meet competition partially offset by reductions in freight costs to customers.

Selling, general and administrative (SG&A) expenses decreased from $9.7 million in 2000 to $8.7 million in 2001 or 10.4% but as percentage of sales, increased from 44.3% in 2000 to 55.6% in 2001. The reduction of SG&A expenses was a result of the Company's cost cutting program, aided by a consolidation of its warehousing, accounting and most administrative functions, resulting in reductions in areas such as selling commissions, professional fees, telephone expenses and administrative and warehouse personnel offset by one-time impairment loss approximately $876,000 of excess of cost over assets acquired relating to the Cliffco operation. The increase in percentage of net sales is primarily due to the impairment loss and to occupancy expense coming in flat compared to 2000, and warehousing, and shipping labor expenses showing an approximate decrease of 6%, though our sales were off by 28.5%. Continuing lower average prices per unit shipped and increases and customized packaging and labeling to accommodate changes in the Company's customer needs and product mix resulted in less overall average dollars shipped per warehouse employee.






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